Exhibit 99.33

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Loncor Resources Inc.

PRESS RELEASE

LONCOR ANNOUNCES FINANCINGS

Brokered Private Placement for up to Cdn$10,800,000 and Non-Brokered Private
Placement for up to Cdn$4,050,000

Toronto, Canada - January 11, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V Symbol: "LN") announces that it has engaged GMP Securities L.P. to act as lead agent, together with a syndicate of agents including CI Capital Markets Inc. and. Salman Partners Inc. to sell on a "best efforts" basis, by way of private placement, up to 8,000,000 common shares of the Company at a price of Cdn$1.35 per share for gross proceeds to the Company of up to Cdn$10,800,000 (the "Brokered Placement"). The Company announces further that it is also negotiating with a strategic investor a non-brokered private placement of up to 3,000,000 common shares of the Company at a price of Cdn$1.35 per share for gross proceeds of up to Cdn$4,050,000 (the "Non-Brokered Placement").

The Company intends to use the net proceeds from both the Brokered Placement and the Non-Brokered Placement for the exploration of the Company's mineral properties in the Democratic Republic of the Congo (the "DRC") and for working capital and general corporate purposes.

The Company has agreed to pay to the agents for the Brokered Placement, in aggregate, a cash fee equal to 6% of the gross proceeds of the Brokered Placement and to grant to such agents, in aggregate, that number of compensation options which is equal to 6% of the number of shares sold under the Brokered Placement, with each such compensation option entitling the holder to purchase one common share of the Company at a price of Cdn$1.45 for a period of two years from closing.

The closing of both the Brokered Placement and the Non-Brokered Placement is subject to the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Loncor is a gold and platinum exploration company which has three projects in the DRC: the North Kivu, Ngayu and Bas Congo projects.

The North Kivu project covers an area of approximately 18,000 square kilometres in the North Kivu Province of eastern DRC. The Belgian company Miniere des Grande Lac ("MGL") mined alluvial gold and platinum on Loncor's North Kivu project areas between the 1920s and 1960s. In the Manguredjipa area alone, over 300,000 ounces of alluvial gold and platinum were extracted. MGL's alluvial operations eventually led to the discovery of numerous primary high-grade quartz veins, stockworks and disseminated gold deposits. Loncor has established an office in the city of Butembo which is situated in the eastern part of the project area. Based on the historical exploration data, Loncor has delineated a number of gold and platinum prospects at the North Kivu project which are the focus of Loncor's exploration. At the Manguredjipa gold prospect, Loncor has established an exploration camp and is conducting fieldwork. A recent site visit and preliminary sampling at Manguredjipa have confirmed the potential for an anomalous gold zone three kilometres in length at the site of artisanal mining. A further nine gold prospects have also been outlined at the North Kivu project from the historical data and will also be investigated. A number of alluvial platinum occurrences will also be followed up to determine the primary source of the mineralisation.

The Ngayu project of approximately 5,400 square kilometres is found within the Orientale Province of northeast DRC and 270 kilometres northeast of Kisangani. The project covers most of the Ngayu Archaean greenstone belt. A number of gold occurrences are found within the Ngayu greenstone belt, the two most significant described in the literature being Yindi and Adumbi. The Yindi gold occurrence occurs within permit areas where Loncor has the gold rights. Historical records report a gold resource at Yindi of 518,000 ounces of gold (7.0 million tonnes grading 2.3 grams per tonne) (the "Historical Estimate"). Loncor will be establishing a field exploration camp this year and conducting exploration at Yindi and other gold prospects within the Ngayu belt. The Historical Estimate is based on historical reports up to 1988 from the Royal Museum for Central Africa Tervuren, Belgium, is historic in nature and is presented for information purposes only. The Historical Estimate is based on an extrapolation of known, unexploited mineralization near surface down to a maximum depth of 100 metres. The detailed methodology used to derive the Historical Estimate is not known to the Company. The Historical Estimate is not compliant with National Instrument 43-101 and is not to be relied upon. Work required to verify and classify the Historical Estimate as current mineral resources in accordance with National Instrument 43-101 has not been carried out by the Company and the Company is not treating the Historical Estimate as current mineral resources as defined in National Instrument 43-101. The Company does not make any representations or warranties on the accuracy of the Historical Estimate. Any future mineral resource estimate for Yindi may be materially different than the Historical Estimate.

At Loncor's Bas Congo project, which is situated approximately 250 kilometres southwest of the capital city of Kinshasa, Loncor has three exploration permits covering 1,180 square kilometres. The project area covers a number of colonial gold alluvial workings. Initial geochemical sampling during 2009 outlined some anomalies for additional follow-up. The Bas Congo project is the subject of a National Instrument 43-101 technical report prepared by the Company's consulting geologists, Venmyn Rand (Pty) Limited of Johannesburg, South Africa. A copy of this technical report can be obtained under the Company's profile on SEDAR at www.sedar.com.

Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Qualified Person
Mr. Peter N. Cowley, who is the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed the technical information in this press release. The accuracy of the historical data referred to herein has not been verified by the Company.

Forward-Looking Information: Statements in this press release relating to the proposed financings, exploration information, mineral resources, potential mineralization and the Company's exploration plans are forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to complete one or both of the proposed financings, the need to satisfy regulatory and legal requirements with respect to the proposed financings, risks related to the exploration stage of the Company's properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company's properties in the DRC, uncertainties about the availability of additional financing, the possibility that future exploration results will not be consistent with the Company's expectations, uncertainties related to fluctuations in commodity prices and the other risks involved in the mineral exploration business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.